UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Applied Signal Technology, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

038237103
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 038237103

1	NAME OF REPORTING PERSON MMI Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 734,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 734,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 038237103

1	NAME OF REPORTING PERSON MCM Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 734,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 734,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 038237103

1	NAME OF REPORTING PERSON Clay B. Lifflander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 038237103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Applied Signal Technology, Inc., a California corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 400 West California Avenue, Sunnyvale, California 94086.

Item 2.	Identity and Background.

(a)           This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”), (ii) MCM Capital Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments (“MCM”) and (iii) Clay B. Lifflander (“Mr. Lifflander”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Set forth on Schedule I, annexed to this statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

(b)           The principal business address of MMI Investments, MCM and Mr. Lifflander is 1370 Avenue of the Americas, New York, New York 10019.

(c)           MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.  The principal occupation of Mr. Lifflander is serving as President of MMI Investments.

(d)           No Reporting Person nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)           No Reporting Person nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)           To each Reporting Person’s knowledge, each of the individuals listed on Schedule I is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 734,000 Shares owned by MMI Investments is $17,549,594; the source of funds is MMI Investments’ working capital.

MMI Investments effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP NO. 038237103

Item 4.	Purpose of Transaction.

MMI Investments purchased the Shares as part of its investment activities based on its belief that the Issuer’s competitive advantages and growth prospects are undervalued by its stock price.  MMI Investments further believes that this undervaluation is unlikely to improve on a sustainable basis while the Issuer remains an independent public company.  MMI Investments, therefore, is highly supportive of any efforts by the Issuer to fully explore strategic alternatives to maximize value and may engage in discussions with the Issuer’s management and the Board of Directors of the Issuer (the “Board”) regarding these views.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the Issuer’s prospects if it remains an independent public company as discussed above as well as the Issuer’s business, operations and future plans in general. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)                      The aggregate percentage of Shares reported owned by each Reporting Person is based upon 13,396,161 Shares outstanding as of July 30, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 7, 2010.

As of the close of business on October 22, 2010, MMI Investments directly owned 734,000 Shares, constituting approximately 5.5% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this statement.  MCM does not directly own any Shares.  However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.  MCM disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.  Mr. Lifflander does not directly own any Shares.  However, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments.  Mr. Lifflander disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

Except as described above, as of the date hereof, to each Reporting Person’s knowledge, none of the persons listed on Schedule I owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

CUSIP NO. 038237103

(c)                      Except for the open market purchases of Shares by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Shares during the past 60 days by MMI Investments, MCM or Mr. Lifflander, or, to each Reporting Person’s knowledge, any of the persons listed on Schedule I.

(d)                      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)                      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 22, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among MMI Investments, L.P., MCM Capital Management, LLC and Clay B. Lifflander, dated October 22, 2010.

CUSIP NO. 038237103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2010

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

/s/ Clay B. Lifflander
Clay B. Lifflander

CUSIP NO. 038237103

SCHEDULE I

MCM Capital Management, LLC (“MCM”)
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation

John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC (“Millcap”), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

CUSIP NO. 038237103

SCHEDULE II

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

MMI Investments, L.P.

30,000	21.79	9/08/2010
30,000	22.00	9/09/2010
20,000	22.23	9/10/2010
20,000	22.75	9/14/2010
10,000	22.62	9/15/2010
10,000	22.48	9/16/2010
10,000	23.06	9/17/2010
2,600	23.14	9/20/2010
10,000	23.10	9/22/2010
54,900	23.20	9/23/2010
20,000	24.03	9/28/2010
20,000	24.99	9/29/2010
30,000	24.96	9/30/2010
20,000	25.02	10/01/2010
22,000	24.93	10/04/2010
30,000	25.39	10/05/2010
44,000	25.19	10/06/2010
12,500	25.13	10/07/2010
8,000	25.24	10/08/2010
12,000	25.24	10/11/2010
12,000	25.25	10/12/2010
20,000	26.07	10/15/2010
30,000	26.05	10/18/2010
30,000	25.70	10/19/2010
10,000	26.89	10/20/2010
75,000	27.46	10/21/2010